Exhibit 99.2

KE Holdings Inc. Adopts 2022 Global Share Incentive Plan and Grants Restricted Shares to Directors

BEIJING, China, May 4, 2022 — KE Holdings Inc. (“Beike” or the “Company”) (NYSE: BEKE), a leading integrated online and offline platform for housing transactions and services, today announced that the Company adopted a 2022 Global Share Incentive Plan (the “2022 Plan”), which was approved by the board of directors of the Company (the “Board”) and becomes effective on May 5, 2022 (Beijing/Hong Kong Time). The maximum number of Class A ordinary shares of the Company that may be issued pursuant to all awards under the 2022 plan is 125,692,439.

On the same date, the Company grants a total of 71,824,250 restricted shares under the 2022 Plan to Mr. PENG Yongdong, the chairman of the Board and chief executive officer of the Company, and a total of 53,868,189 restricted shares under the 2022 Plan to Mr. SHAN Yigang, an executive director of the Company, to recognize their extraordinary contributions and provide further incentives to align their interests to the long-term shareholders’ value of the Company. The restricted shares granted are vested on the same date, and are subject to further restrictions on transfer and dividend rights. The restrictions are to be removed in five installments annually, subject to the approval by the compensation committee of the Board for each installment. The grants have been approved by the Board and the audit committee of the Board.

About KE Holdings Inc.

KE Holdings Inc. is a leading integrated online and offline platform for housing transactions and services. The Company is a pioneer in building infrastructure and standards to reinvent how service providers and housing customers efficiently navigate and complete housing transactions in China, ranging from existing and new home sales, home rentals, to home renovation and furnishing, and other services. The Company owns and operates Lianjia, China’s leading real estate brokerage brand and an integral part of its Beike platform. With more than 20 years of operating experience through Lianjia since its inception in 2001, the Company believes the success and proven track record of Lianjia pave the way for it to build its infrastructure and standards and drive the rapid and sustainable growth of Beike.

Safe Harbor Statement

This press release contains statements that may constitute “forward-looking” statements pursuant to the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “aims,” “future,” “intends,” “plans,” “believes,” “estimates,” “likely to,” and similar statements. Among other things, the business outlook and quotations from management in this press release, as well as Beike’s strategic and operational plans, contain forward-looking statements. Beike may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission (the “SEC”), in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about KE Holdings Inc.’s beliefs, plans, and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: Beike’s goals and strategies; Beike’s future business development, financial condition and results of operations; expected changes in the Company’s revenues, costs or expenditures; Beike’s ability to empower services and facilitate transactions on Beike’s platform; competition in our industry; relevant government policies and regulations relating to our industry; Beike’s ability to protect the Company’s systems and infrastructures from cyber-attacks; Beike’s dependence on the integrity of brokerage brands, stores and agents on the Company’s platform; general economic and business conditions in China and globally; and assumptions underlying or related to any of the foregoing. Further information regarding these and other risks is included in KE Holdings Inc.’s filings with the SEC. All information provided in this press release is as of the date of this press release, and KE Holdings Inc. does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

For investor and media inquiries, please contact:

In China:

KE Holdings Inc.

Investor Relations

Matthew Zhao

Siting Li

E-mail: ir@ke.com

The Piacente Group, Inc.

Yang Song

Tel: +86-10-6508-0677

E-mail: ke@tpg-ir.com

In the United States:

The Piacente Group, Inc.

Brandi Piacente

Tel: +1-212-481-2050

E-mail: ke@tpg-ir.com

Source: KE Holdings Inc.